January 5, 2010

VIA OVERNIGHT MAIL

H. Christopher Owings

Assistant Director

Catherine Brown

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:          Winmark Corporation

Definitive Proxy Statement on Schedule 14A

Filed March 16, 2009

Form 10-Q for the Fiscal Quarter Ended September 26, 2009

Filed October 23, 2009

File No. 000-22012

Dear Mr. Owings and Ms. Brown:

This letter is submitted by Winmark Corporation (the “Company”) in response to the Commission’s letter dated December 23, 2009 containing comments to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 16, 2009, and Form 10-Q for the fiscal quarter ended September 26, 2009 (File No. 000-22012).  For convenience and clarity, the text of your comment and the Company’s response are set forth below.

THE WINMARK FAMILY OF BRANDS - Music Go Round • Once Upon A Child • Plato’s Closet • Play It Again Sports

 Winmark Capital Corporation • Winmark Business Solutions • Wirth Business Credit

605 Highway 169 North, Suite 400, Minneapolis, MN  55441

Phone: 763/520-8500  Fax: 763/520-8410

www.winmarkcorporation.com

Definitive Proxy Statement on Schedule 14A

General

1.             Please provide the disclosure required by Item 404(b) of Regulation S-K.  Refer to Item 13 of Form 10-K.

Response

The Company qualified as a Smaller Reporting Company last year, and therefore has omitted disclosure concerning Item 404(b) of Regulation S-K in accordance with the instructions to Item 404(b).  This matter was discussed between Ms. Brown and the Company’s external counsel over the telephone on December 30, 2009.

Form 10-Q for the Fiscal Quarter Ended September 26, 2009

Exhibit 31.2

2.             The certification of your chief financial officer must comply with the signature requirements of Rule 302 of Regulation S-T. Please amend your Form 10-Q for the fiscal quarter ended September 26, 209 to include new certifications that contain conformed signatures in accordance with Rule 302 of Regulation S-T.

Response

The Company acknowledges that it did not include conformed signatures in the 10-Q. This was an oversight. The Company will shortly be filing an amended 10-Q with executed certifications.

3.             Please confirm to us that you obtained a manually signed certification filed as Exhibit 31.2 from your chief financial officer at the time of the original filing in accordance with Rule 302 of Regulation S-T.

Response

The Company confirms that it obtained manually signed certification from its chief financial officer. A copy is enclosed for your review.

The Company hereby acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please feel free to contact me at 763/520-8405 or tishaug@winmarkcorporation.com.

WINMARK CORPORATION

By	/s/ Anthony D. Ishaug
Anthony D. Ishaug
Chief Financial Officer and Treasurer

ADI/ks

cc:           John L. Morgan

EXHIBIT 31.2

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Anthony D. Ishaug, certify that:

1.               I have reviewed this report on Form 10-Q of Winmark Corporation;

2.               Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.               Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.               The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.               The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October 23, 2009	Signature:	/s/ Anthony D. Ishaug
Anthony D. Ishaug
Chief Financial Officer